Clint B. Davis
Senior Vice President, Legal Affairs & General Counsel
201 Technology Dr. • Irvine • California • 92618
Main Line:  949.450.5400
Direct Line:  949.450.5425
Facsimile:  949.450.5310
Website: www.endocare.com
April 20, 2009
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Jay Ingram Mr. Ruairi Regan

Re:	Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Ladies and Gentlemen:
Enclosed for filing on behalf of Endocare, Inc. (the “Company”) is Pre-Effective Amendment No. 4 (the “Amendment”), amending the Company’s Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2009 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent.
The Amendment is being filed to address comments relating to the Registration Statement that were received from the staff of the Commission (the “Staff”) by letter dated April 13, 2009 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience.
Capitalized terms used in this response letter and not otherwise defined herein have the meanings ascribed to them in the Amendment.
General
1.	We note that your Board is in the process of evaluating a written proposal by HealthTronics to purchase all of Endocare’s common stock for $1.25 a share in cash or stock at the election of your shareholders. We also note that, despite the Endocare Board’s ongoing evaluation process, it unanimously recommends that shareholders vote for this merger transaction. Expand the cover page and elsewhere throughout the filing where you describe the Board recommendation to prominently disclose the existence of the HealthTronics offer and the Board’s ongoing evaluation process.

Response to Comment #1
In response to the Staff’s comment, the Company has added the following disclosure relating to the Endocare board of directors’ ongoing evaluation process of HealthTronics’ offer to purchase all of Endocare’s outstanding common stock for $1.25 per share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration (the “April 2009 HealthTronics Proposal”) to the cover page of the proxy statement/prospectus and substantially identical disclosure to the Notice of Special Meeting of Stockholders and on pages iv, 2, 46, 92, 93, and 134 of the Amendment:
[O]n April 9, 2009, Endocare received a written proposal from HealthTronics, Inc. (“HealthTronics”), offering to purchase all of Endocare’s outstanding common stock for $1.25 per share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration (the “April 2009 HealthTronics Proposal”). The proposal is subject to negotiation of a definitive written agreement and due diligence. The Endocare board of directors has had preliminary discussions regarding the April 2009 HealthTronics Proposal, in consultation with Endocare’s management and legal and financial advisors. The Endocare board of directors has determined that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Merger Agreement and is in the process of further evaluating the April 2009 HealthTronics Proposal. The Endocare board of directors has not determined that the April 2009 HealthTronics Proposal is in fact a Superior Proposal. At this time, the Endocare board of directors continues to believe that the Merger with Galil is in the best interests of Endocare and its stockholders. However, in the exercise of its fiduciary duties, the Endocare board of directors believes that a full assessment of the April 2009 HealthTronics Proposal should be conducted before making any final determination regarding the April 2009 HealthTronics Proposal. Upon concluding its evaluation of the April 2009 HealthTronics Proposal, the Endocare board of directors will promptly provide Endocare’s stockholders with information regarding such evaluation. Such evaluation will be concluded prior to the Endocare special meeting. Endocare stockholders should understand that they may not have the most up-to-date information regarding the Endocare board of directors’ evaluation of the April 2009 HealthTronics Proposal and should consider waiting to provide their proxies for the Endocare special meeting until the Endocare board of directors announces its determination with respect to the April 2009 HealthTronics Proposal. There can be no assurances that the Endocare board of directors will determine that the April 2009 HealthTronics Proposal constitutes a Superior Proposal or, if it makes such a determination, that a transaction with HealthTronics will be consummated.
Questions and Answers about the Special Meetings..., page ii

2.	Include a Q&A to describe the material terms of the competing HealthTronics offer and to explain why the Board is soliciting shareholders now and recommending Endocare stockholders vote for the merger transaction before it actually completes its evaluation of the competing offer. Also, disclose your current business relationship with HealthTronics and the extent to which your business may be negatively impacted if you lose this customer. Even though the Board’s evaluation is not complete, there should be a thorough discussion of what factors the Board considered and why the Board continues to believe the merger is in the best interests of Endocare shareholders in light of the $1.25 cash or stock offer. Either here or in the summary, provide shareholders with a clear explanation of why they should approve the merger and maintain a minority interest rather than being given an opportunity to elect $1.25 per share in cash or stock in the competing bid.
Response to Comment #2
In response to the Staff’s comment, the Company has added the following disclosure to the Question and Answer section, entitled “Q. How does the Board of Directors of Endocare recommend the Endocare stockholders vote?” beginning on page iv of the Amendment:
On April 9, 2009, Endocare received a written proposal from HealthTronics, offering to purchase all of Endocare’s outstanding common stock for $1.25 per share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration. The proposal is subject to negotiation of a definitive written agreement and due diligence. The Endocare board of directors has had preliminary discussions regarding the April 2009 HealthTronics Proposal, in consultation with Endocare’s management and legal and financial advisors. The Endocare board of directors has determined that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Merger Agreement and is in the process of further evaluating the April 2009 HealthTronics Proposal. The Endocare board of directors has not determined that the April 2009 HealthTronics Proposal is in fact a Superior Proposal. At this time, the Endocare board of directors continues to believe that the Merger with Galil is in the best interests of Endocare and its stockholders. However, in the exercise of its fiduciary duties, the Endocare board of directors believes that a full assessment of the April 2009 HealthTronics Proposal should be conducted before making any final determination regarding the April 2009 HealthTronics Proposal. Upon concluding its evaluation of the April 2009 HealthTronics Proposal, the Endocare board of directors will promptly provide Endocare’s stockholders with information regarding such evaluation. Such evaluation will be concluded prior to the Endocare special meeting. Endocare stockholders should understand that they may not have the most up-to-date information regarding the Endocare board of directors’ evaluation of the April 2009 HealthTronics Proposal and should consider waiting to provide their proxies for the Endocare special meeting until the Endocare board of directors announces its determination with respect to the April 2009 HealthTronics

Proposal. There can be no assurances that the Endocare board of directors will determine that the April 2009 HealthTronics Proposal constitutes a Superior Proposal or, if it makes such a determination, that a transaction with HealthTronics will be consummated.
Additionally, the Company has added the following additional Question and Answer beginning on page v of the Amendment and immediately following the Question and Answer referenced above:
Q.	Why is Endocare providing this proxy statement/prospectus while the Endocare board of directors is still in the process of evaluating the April 2009 HealthTronics Proposal?

A.	Pursuant to the terms of the Merger Agreement, either party may terminate the Merger Agreement, without penalty, if the Merger has not been consummated by June 30, 2009, and pursuant to Israeli law, Endocare and Galil must wait 30 days from the date Galil’s shareholders approve the Merger before the Merger can be consummated. In addition, all of the conditions to the closing of the Merger set forth in the Merger Agreement must be met prior to consummation, including obtaining the approval of Endocare’s stockholders and Galil’s shareholders. In light of these time constraints and conditions to closing, Endocare is providing this proxy statement/prospectus while the Endocare board of directors is still in the process of evaluating the April 2009 HealthTronics Proposal so that Endocare will be in a position to timely consummate the Merger should all of the conditions to the closing of the Merger be met.

Finally, the Company has added the following additional disclosure regarding its current business relationship with HealthTronics and the extent to which its business may be negatively impacted if the Company loses this customer under a separate descriptive caption in the summary entitled “HealthTronics’ Proposal to Acquire Endocare (page 46)” beginning on page 2 of the Amendment:
Endocare stockholders and Galil shareholders should understand that Endocare’s largest customer is a subsidiary of HealthTronics. For the fiscal year ended December 31, 2008, this customer accounted for 37% of Endocare’s revenues, and as of December 31, 2008 accounted for 40.4% of Endocare’s accounts receivable. A determination by the Endocare board of directors not to pursue a transaction with HealthTronics may materially and adversely affect our relationship with this customer.
Supplementally, per a discussion with the Staff, the Company confirms to the Staff that the material terms of HealthTronics’ written offer are disclosed in the Amendment. The Company further informs the Staff that, as disclosed in the Amendment, at this time, the Endocare board of directors is still in the process of evaluating the April 2009 HealthTronics Proposal and is presently unable to provide a thorough discussion of the factors considered by the Endocare board of directors or to provide Endocare’s stockholders with an explanation of why they should approve the Merger with Galil rather than being given an opportunity to elect $1.25 per share in cash or stock pursuant to the April 2009 HealthTronics Proposal. Furthermore, as disclosed in the Amendment, the Endocare board of directors has had preliminary discussions regarding the April 2009 HealthTronics Proposal, in consultation with Endocare’s management and legal and financial advisors. The Endocare board of directors has determined that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Merger Agreement and is in the process of further evaluating the April 2009 HealthTronics Proposal. The Endocare board of directors has not determined that the HealthTronics Proposal is in fact a Superior Proposal. At this time, the Endocare board of directors continues to believe that the Merger with Galil is in the best interests of Endocare and its stockholders for the reasons set forth on page 44 of the Amendment. However, in the exercise of its fiduciary duties, the Endocare board of directors believes that a full assessment of the April 2009 HealthTronics Proposal should be conducted before making any final determination regarding the April 2009 HealthTronics Proposal and the Endocare board of directors’ recommendation may change once it has collected all reasonably available information in connection with the April 2009 HealthTronics Proposal. Upon concluding its evaluation of the April 2009 HealthTronics Proposal, the Endocare board of directors will promptly provide Endocare’s stockholders with information regarding such evaluation.
Our Reasons for the Merger..., page 2
3.	Disclose the information regarding the HealthTronics offer under a separate descriptive caption in the summary.
Response to Comment #3
In response to the Staff’s comment, the Company has added the following disclosure regarding the April 2009 HealthTronics Proposal under a separate descriptive caption in the summary entitled “HealthTronics Proposal to Acquire Endocare (page 46)” beginning on page 2 of the Amendment:
On April 9, 2009, Endocare received a written proposal from HealthTronics, offering to purchase all of Endocare’s outstanding common stock for $1.25 per share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration. The proposal is subject to negotiation of a definitive written agreement and due diligence. The Endocare board of directors has had preliminary discussions regarding the April 2009 HealthTronics Proposal, in consultation with Endocare’s management and legal and financial advisors. The Endocare board of directors has determined that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Merger Agreement and is in the process of further evaluating the April 2009 HealthTronics Proposal. The Endocare board of directors has not determined that the HealthTronics Proposal is in fact a Superior Proposal. At this time, the Endocare board of directors continues to believe that the Merger with Galil remains in the best interests of Endocare and its stockholders. However, in the exercise of its fiduciary duties, the Endocare board of directors believes that a full assessment of the April 2009 HealthTronics Proposal should be conducted before making any final determination regarding the April 2009 HealthTronics Proposal. Upon concluding its evaluation of the April 2009 HealthTronics Proposal, the Endocare board of directors will promptly provide Endocare’s stockholders with information regarding such evaluation. Such evaluation will be concluded prior to the Endocare special meeting. Endocare stockholders should understand that they may not have the most up-to-date information regarding the Endocare board of directors’ evaluation of the April 2009 HealthTronics Proposal and should consider waiting to provide their proxies for the Endocare special meeting until the Endocare board of directors announces its determination with respect to the April 2009 HealthTronics Proposal. There can be no assurances that the Endocare board of directors will determine that the April 2009 HealthTronics Proposal constitutes a Superior Proposal or, if it makes such a determination, that a transaction with HealthTronics will be consummated.
Endocare stockholders and Galil shareholders should understand that Endocare’s largest customer is a subsidiary of HealthTronics. For the fiscal year ended December 31, 2008, this customer accounted for 37% of Endocare’s revenues, and as of December 31, 2008 accounted for 40.4% of Endocare’s accounts receivable. A determination by the Endocare board of directors not to pursue a transaction with HealthTronics may materially and adversely affect our relationship with this customer.
Interests of Endocare’s Directors and Executive Officers, page 6
4.	Expand to describe and quantify the benefits to be derived in connection with these interests.
Response to Comment #4
In response to the Staff’s comment, the Company has added the following disclosure relating to the benefits to be derived in connection with the interests of Endocare’s directors and executive officers in the section of the summary entitled “Interests of Endocare’s Directors and Executive Officers (page 54)” beginning on page 6 of the Amendment:
Upon consummation of the Merger, the interests of members of the board of directors and executive officers of Endocare include continuing to serve in their respective capacities as directors and executive officers of Endocare and accelerated pay-out of 246,830 Endocare deferred stock units.
* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please direct any further comments to the Amendment or questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Amendment.

Very truly yours,
/s/ Clint B. Davis
Clint B. Davis
General Counsel

cc:	Michael R. Rodriguez, Endocare, Inc. Michelle A. Hodges, Gibson Dunn & Crutcher LLP David C. Lee, Gibson Dunn & Crutcher LLP Drew Bordages, Gibson Dunn & Crutcher LLP Julia Jun, Ernst & Young LLP

7